UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 12, 2006

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

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Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

December 12, 2006	For Immediate Release

NEWS RELEASE

GREAT PANTHER DEFINES ANOTHER NEW SILVER-GOLD ZONE AT GUANAJUATO

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that surface diamond drilling has provided further definition of a new zone of silver-gold mineralization at the Company's wholly-owned Guanajuato Mine in Guanajuato, Mexico. This phase of the 2006 drill program comprised 1,011 metres in seven holes and was focused on an unexplored area along strike from the southeasternmost mine workings at the Garapata / Promontorio shafts. It represents a section of the Veta Madre vein structure approximately 150 metres in strike length by 150 metres vertical, immediately below surface and accessible by the San Vicente South Ramp. As such, the newly defined mineralization presents an immediate target for stope development and mining.

While all seven holes in the Garapata / Promontorio drilling intersected silver-gold mineralization, the most significant results include 149g/t silver and 2.2g/t gold across 5.4 metres of the Veta Madre in hole GTT-06-031; and 141g/t Ag and 0.54g/t Au across 2.24 metres of the Veta Madre in GTT-06-034, located 40 metres northwest of hole 31. Another 120m northwest of GTT-06-034, near the Promontorio shaft, GTT-06-028 intersected 92g/t Ag and1.08g/t Au across 3.65 metres.

Parallel zones to the Veta Madre are also well developed, including a hanging wall silica stockwork developed in conglomerate. Apparently, this zone was partially exploited in the past as holes GTT-06-030 and 032 were unexpectedly lost in unrecorded stopes. However, the remaining hangingwall stockwork in GTT-06-032 assayed 43g/t Ag and 0.95g/t Au across 4.9 metres.

Of particular note is that a footwall stockwork is locally developed in the porphyritic diorite. This new zone has been traced for approximately 150m of strike length with notable intersections of 92g/t Ag and 0.53g/t Au across 4.3 metres in GTT06-028 and 197g/t Ag and 0.57g/t Au across 1.52 metres in GTT-06-034.

Highlights of Diamond Drilling:

Hole No.	From (m)	To (m)	Width (m)	True Width (m)	Ag (g/t)	Au (g/t)	Zone/Comment
GTT-06-028	69.75	73.4	3.65	3.65	31	1.08	Veta Madre
	76.2	80.5	4.3	4.3	92	0.53	FW stkwk
GTT-06-029	64.7	71.5	6.8	4.8	44	0.78	HW stkwk
Includes	66.15	67.2	1.05	0.7	185	2.31
GTT-06-031	134.5	139.9	5.4	5.4	149	2.20	Veta Madre
GTT-06-032	115.05	128.7	13.6	9.5	45	0.37	upper HW stkwk
	155.95	162.05	6.1	4.9	43	0.95	HW stkwk

GTT-06-033	122.5	129.5	7.0	4.9	59	0.21	HW stkwk
	131.5	137.5	6.0	4.2	80	1.85	Veta Madre
	146.5	148.5	2.0	1.4	123	0.44	FW stkwk
GTT-06-034	125.7	128.5	2.8	2.24	141	0.54	Veta Madre
	140.3	142.2	1.9	1.52	197	0.57	FW stkwk

Drill hole locations are shown on longitudinal sections posted on the Company’s web-site at http://www.greatpanther.com/i/pdf/GTOLongSection_EBlock.pdf and http://www.greatpanther.com/i/pdf/GTOLongSection_Composite.pdf. Additional holes in the Garapata / Promontorio area will be completed by the underground drill commencing in early 2007.

The styles of mineralization at Garapata / Promontorio, as seen in the surface drilling and surface outcroppings, include silver-gold mineralization hosted in several quartz-carbonate stockwork zones in the hanging wall conglomerate; silica breccia in the Veta Madre located along the contact between the hangingwall conglomerate and footwall diorite porphyry; and in silica flooded (stockwork and breccia) footwall diorite. Detailed geological mapping and rock sampling of underground workings in this part of the mine are scheduled for Q1, 2007.

This phase of surface diamond drilling at Guanajuato brings the 2006 total to 6,753 metres in 34 holes. The program was highly successful in identifying and delineating three new zones of silver-gold mineralization in the northwest, central and southeast parts of the mine property. These discoveries accentuate the previous lack of exploration on the property and the potential for new zones to be found throughout the mine. In addition, the easy access to these zones from existing underground workings means that they can be developed and mined quickly and cost-effectively.

Samples were assayed at SGS Labs in Durango and diamond drilling was contracted to BDW Drilling Mexico, of Guadalajara. Robert F. Brown, P.Eng and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine Project, under the meaning of NI43-101, and has reviewed these results. The Company’s QA/QC program includes the regular insertion of blanks, duplicates and standards into the sample shipments.

Great Panther owns a 100% interest in the Guanajuato Mine Complex. Historically, the Guanajuato Mine was one of the largest silver producers in Mexico and encompasses the core of the Guanajuato District, which has produced 1.2 billion ounces of silver and 4.5 million ounces gold.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Chief Financial Officer and Chairman

Date: December 12, 2006

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